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                             Baer Marks & Upham LLP
                                805 Third Avenue
                             New York, NY 10022-7513
                                    --------
                                 (212) 702-5700

                                                              telecopier:
CRAIG S. LIBSON                                             (212) 812-3217
(212) 702-5922                                                 --------
                                                                e-mail:
                                                         clibson@baermarks.com

                                                      July 26, 2000

Amy Kate O'Brien
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404


     Re: 8-A12G filed via EDGAR (File No.: 000-30879) of Infinite Technology Group Ltd. (the "Company")
            Filer CIK No.: 0001096052
            Date Submitted: June 22, 2000
            Accession No.: 0000950136-00-000882




Dear Ms. O'Brien:

     I am writing you, on behalf of the Company, to request the withdrawal of the filing of the above-referenced registration statement and the deletion of such filing from the EDGAR System. The EDGAR filing noted above was filed in anticipation of the quotation of the Company's common stock on the Nasdaq National Market System. The Company's common stock will instead be listed on The American Stock Exchange. A Form 8-A12B has been filed and accepted.


     If you have any questions or if there is any additional information that you require in order to process this request, please feel free to call me at
(212) 702-5922.

                                            Very truly yours,

                                            /s/ Craig S. Libson

                                            Craig S. Libson

cc:    Mark Webb
       Steven C. Duvall
       Terry Pentimonti
       John Hartz